Exhibit 99.1
Duoyuan Global Water Inc. Announces
Pricing of Follow-On Public Offering
Beijing, China, January 28, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that its follow-on public offering of 3,545,000 American Depositary Shares (“ADSs”), representing 7,090,000 ordinary shares, was priced at $29.50 per ADS. Of these ADSs, 2,760,000 ADSs are being sold by the Company and 785,000 ADSs are being sold by a selling shareholder.
The underwriters have been granted a 30-day option to purchase up to 416,750 additional ADSs from the Company and 115,000 additional ADSs from the selling shareholder to cover over-allotments, if any.
The net proceeds to the Company from this offering will be approximately $76.8 million, not including the over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of ADSs by the selling shareholder. The Company intends to use the net proceeds from the offering to expand manufacturing facilities to increase in-house production of key components used in existing or new product offerings and for general corporate purposes.
Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. acted as the joint book-running managers for the offering. Macquarie Capital (USA) Inc., Rodman & Renshaw, LLC and Janney Montgomery Scott LLC served as co-managers.
The Company’s registration statement relating to these securities was declared effective on January 27, 2010 by the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The offering may only be made by means of a prospectus.
A copy of the final prospectus relating to the offering may be obtained when available by visiting EDGAR on the SEC’s Web site at http://www.sec.gov and from Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010, telephone: (800) 221-1037, and Piper Jaffray & Co., Prospectus Department, 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402, telephone: (612) 303-8290 or email: prospectus@pjc.com.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address the key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: circulating water treatment, water purification and wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission on January 20, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wei-Jung Yang: 86-10-6599-7968